Filed Pursuant to Rule 433 under the Securities Act of 1933

Issuer Free Writing Prospectus dated April 23, 2025

Relating to Preliminary Prospectus issued April 22, 2025

Registration Statement No. 333-283772

Bally’s Chicago, Inc.

This free writing prospectus relates to the initial public offering of Class A-1 Interests, Class A-2 Interests, Class A-3 Interests and Class A-4 Interests of Bally’s Chicago, Inc. (“Bally’s Chicago”). Bally’s Chicago has filed a Registration Statement on Form S-1 (File No. 333-283772) (as amended, the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”). The Registration Statement and a copy of the most recent preliminary prospectus relating to this offering may be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1935799/000110465925037557/tm2310971-35_s1a.htm

References to “Bally’s Chicago,” “we,” “us,” and “our” are used in the manner described in the preliminary prospectus relating to this offering.

On April 23, 2025, Bally’s Chicago widely distributed a press release related to Bally’s Chicago’s business and proposed initial public offering. A copy of the press release is attached as Appendix A.

Bally’s Chicago has filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in the registration statement and other documents Bally’s Chicago has filed with the SEC for more complete information about Bally’s Chicago and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bally’s Chicago, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting any of the following sources: Loop Capital Markets LLC at +1 (312) 913-4900 or by email at BallysChicagoIPO@loopcapital.com or standard mail at Loop Capital Markets LLC, Attn: Compliance Department, 425 South Financial Place, Suite 2700, Chicago, IL 60605 USA.

Appendix A

FOR IMMEDIATE RELEASE

Media contact: Lauren Westerfield, Vice President Public Relations, Global Operations Group, Bally’s Corporation, (702) 423-1244, lwesterfield@ballys.com

EDITOR’S NOTE: SEC information linked here Bally's Chicago, Inc. - SEC EDGAR

BALLY’S CHICAGO EXPANDS OWNERSHIP OPPORTUNITIES, OFFERING PREFERENCE TO CITY RESIDENTS

CHICAGO, Il. (April 23, 2025) - Bally’s Chicago has announced expanded ownership opportunities giving preference to City of Chicago and Illinois residents, in a Securities and Exchange Commission filing.

“As the lead placement agent for the Bally’s Chicago IPO, we’ve seen interest from thousands of people who appreciate having access to this unique investment opportunity in a one-of-a-kind casino and resort project in the city of Chicago,” says CEO of Loop Capital Markets Jim Reynolds.

“We take pride in having attracted a substantial amount of interest in ownership from women and minority groups. To make this investment available to even more Chicagoans who make this City so great we are extending our investment opportunities, with a preference for residents of Chicago and other parts of Illinois. We remain steadfast to our commitment to the City of Chicago and the development of a thriving community,” says Soo Kim, Chairman of Bally’s Corporation.

In 2024 alone, Bally’s Chicago proudly partnered with and supported hundreds of local businesses, charities, and civic organizations, such as Chicago Federation of Labor, Hispanic American Construction Industry Association, Urban League, Rainbow Push, Friends of the River, Chinese Mutual Aid Association, and Equality Illinois, demonstrating a deep investment in the economic vitality of Chicago’s neighborhoods.

To learn more about Bally’s Chicago private placement opportunities, please visit Bally's Chicago, Inc. | Offerings

About Bally’s Corporation:

Bally’s Corporation (NYSE: BALY) is a global casino-entertainment company with a growing omni-channel presence. Bally’s owns and operates 19 casinos across 11 states, along with a golf course in New York and a horse racetrack in Colorado, and holds OSB licenses in 13 jurisdictions in North America. The acquisition of Aspers Casino in Newcastle, UK, expands its international reach. It also owns Bally Bet, a first-in-class sports betting platform, Bally Casino, a growing iCasino platform, Bally’s Interactive International division (formerly Gamesys Group), a leading global interactive gaming operator, and a significant economic stake in Intralot S.A. (ATSE: INLOT), a global lottery management and services business.

With 11,500 employees, its casino operations include approximately 17,700 slot machines, 630 table games, and 3,950 hotel rooms. Bally’s also has rights to developable land in Las Vegas at the site of the former Tropicana Las Vegas.

About Loop Capital Markets:

Loop Capital is a full-service investment bank, brokerage and advisory firm that provides creative capital solutions for corporate, governmental and institutional entities across the globe. Loop Capital’s reputation for integrity and service – coupled with the firm’s track record of success – has allowed the firm to serve an expanding number of clients from coast-to-coast and globally. The firm continues to grow because clients continue to ask them to do more for them. The firm’s uncompromising commitment to excellence means that clients get superior, focused service across the entire platform. For more information, please visit Loop Capital’s website at loopcapital.com.

Bally’s Chicago has filed a registration statement (including a preliminary prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in the registration statement and other documents Bally’s Chicago has filed with the SEC for more complete information about Bally’s Chicago and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bally’s Chicago, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting any of the following sources: Loop Capital Markets LLC at +1 (312) 913-4900 or by email at BallysChicagoIPO@loopcapital.com or standard mail at Loop Capital Markets LLC, Attn: Compliance Department, 425 South Financial Place, Suite 2700, Chicago, IL 60605 USA.

Neither the SEC nor any state securities commission has approved or disapproved, or will approve or disapprove, of these securities or passed upon, or will pass upon, the adequacy or accuracy of the prospectus included in the registration statement filed with the SEC. Any representation to the contrary is a criminal offense.

A public offering of securities can be made only through a prospectus declared effective by the SEC. A registration statement, including a prospectus, relating to the proposed initial public offering has been filed with the SEC but has not yet become effective. The securities to be offered in the proposed initial public offering may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

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